                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             MATLACK SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   576901102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Joshua J. Harris
                           Palestra Acquisition Corp.
                          c/o Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                           New York, New York  10019
                                 (212) 261-4000

                                with copies to:

       Michael D. Weiner, Esq.                  Morton A. Pierce, Esq.
       Apollo Management, L.P.                  Dewey Ballantine LLP
  1999 Avenue of the Stars, Suite 1900       1301 Avenue of the Americas
    Los Angeles, California  90067            New York, New York 10019
         (310) 201-4100                           (212) 259-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), (f) or (g) check the following box     [_].

NOTE: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO.  576901102                                  PAGE   2   OF   15   PAGES
------------------------                              --------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   PALESTRA ACQUISITION CORP.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY                                                         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                      [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
                              0
         SHARES           ------------------------------------------------------
                          8   SHARED VOTING POWER
      BENEFICIALLY            3,166,259
                          -----------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
                              0
    REPORTING PERSON      -----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
          WITH                3,766,259
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,766,259
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    42.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO.  576901102                                  PAGE   3   OF   15   PAGES
------------------------                              --------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   APOLLO INVESTMENT FUND III, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY                                                         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                      [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
                              0
         SHARES           ------------------------------------------------------
                          8   SHARED VOTING POWER
      BENEFICIALLY            3,166,259
                          ------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
                              0
    REPORTING PERSON      ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
          WITH                3,766,259
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,766,259
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    42.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                               Page 3 of 15 Pages

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO.  576901102                                  PAGE   4   OF   15   PAGES
------------------------                              --------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   APOLLO OVERSEAS PARTNERS III, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY                                                         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                      [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
                              0
         SHARES           ------------------------------------------------------
                          8   SHARED VOTING POWER
      BENEFICIALLY            3,166,259
                          ------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
                              0
    REPORTING PERSON      ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
          WITH                3,766,259
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,766,259
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    42.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                               Page 4 of 15 Pages

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO.  576901102                                  PAGE   5   OF   15   PAGES
------------------------                              --------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   APOLLO (U.K.) PARTNERS III, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY                                                         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                      [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
                              0
         SHARES           ------------------------------------------------------
                          8   SHARED VOTING POWER
      BENEFICIALLY            3,166,259
                          ------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
                              0
    REPORTING PERSON      ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
          WITH                3,766,259
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,766,259
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    42.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                               Page 5 of 15 Pages

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO.  576901102                                  PAGE   6   OF   15   PAGES
------------------------                              --------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   APOLLO ADVISORS II, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY                                                         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                      [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
                              0
         SHARES           ------------------------------------------------------
                          8   SHARED VOTING POWER
      BENEFICIALLY            3,166,259
                          ------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
                              0
    REPORTING PERSON      ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
          WITH                3,766,259
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,766,259
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    42.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                               Page 6 of 15 Pages

Item 1.    SECURITY AND ISSUER.
           -------------------

           This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Matlack Systems, Inc., a Delaware corporation ("Issuer"). The address of the principal executive office of the Issuer is One Rollins Plaza, Wilmington, DE 19803.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

(a)-(c)
and (f) This statement is filed jointly by Palestra Acquisition Corp. ("Palestra"), a Delaware corporation, Apollo Investment Fund III, L.P., a Delaware limited partnership ("AIF III"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("U.K. Partners" and, together with AIF III and Overseas Partners, the "Apollo Purchasers") and Apollo Advisors II, L.P. ("Apollo Advisors"), a Delaware limited partnership and the general partner of each of the Apollo Purchasers. The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

           Palestra is a Delaware corporation formed solely for the purpose of consummating the transactions contemplated by the Letter of Intent (as defined in Item 4). All of the interests in Palestra are owned by the Apollo Purchasers. However, Palestra may issue additional equity interests to third persons. It is not anticipated that Palestra will have any significant assets or liabilities other than those arising under the Letter of Intent or the Definitive Agreement (as defined in Item 4) and the Acquisition (as defined in Item 4) contemplated thereby, or engage in any activities other than those incident to its formation and capitalization and the Acquisition. The principal office of Palestra is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

           Each of the Apollo Purchasers is principally engaged in the business of investing in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

           Apollo Advisors is the managing general partner of each of the Apollo Purchasers. Apollo Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

           Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Apollo Advisors.

                               Page 7 of 15 Pages

          Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

          AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

          The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

          Apollo Fund Administration II LDC, a Cayman Islands LDC
          ("Apollo Administration"), is the administrative general partner of each of Overseas Partners and U.K. Partners. Apollo Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and U.K. Partners. The principal place of business of Apollo Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

          Schedule I to this statement contains information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and
(e) None of the Reporting Entities, Apollo Capital, Apollo Management, AIM, Apollo Administration, nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The Reporting Persons acquired beneficial ownership of 3,766,259 shares of the Common Stock pursuant to the Stockholder Agreements (as defined and described in Item 6) representing approximately 42.9% of the issued and outstanding shares of Common Stock. Palestra requested that certain stockholders of the Issuer ("Principal Stockholders") enter into the Stockholder Agreements as a condition to Palestra's willingness to enter into the Letter of Intent and the Definitive Agreement. The Stockholder Agreements will apply to any additional shares of Common Stock that may be acquired by the Principal Stockholders after the date of such agreements, including shares of Common Stock issuable upon exercise of options to purchase Common Stock. Any such additional shares, along

                               Page 8 of 15 Pages
          with the 3,766,259 shares initially covered by Agreement, shall be referred to as the "Shares" for the purposes hereof. No additional consideration was given in exchange for the Stockholder Agreements.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On February 25, 1998, Palestra entered into a letter of intent (the "Letter of Intent") with the Issuer. Subject to the terms and conditions set forth in the Letter of Intent, including the execution and delivery of a definitive merger agreement (the "Definitive Agreement"), Palestra will merge (the "Acquisition") with and into the Issuer and, as a result of the Acquisition, Palestra will own all of the issued and outstanding Shares. In connection with the Letter of Intent, Palestra entered into Stockholder Agreements with the Principal Stockholders who own approximately 42.9% of the issued and outstanding shares of Common Stock of the Issuer. The purpose of the Stockholder Agreements and the transactions contemplated thereby is to help ensure approval of the Acquisition.

          The Letter of Intent provides for the Acquisition to be structured as a public merger, with a cash purchase price of $12 per share of Common Stock. Palestra shall also purchase each employee stock option at a price of $12 less the relevant exercise price per option. The parties agree to use all reasonable efforts and to work diligently and in good faith to execute and deliver the Definitive Agreement, which shall contain representations, warranties, covenants and conditions which are customary in agreements of this type.

          The Letter of Intent also provides for (i) customary due diligence and access rights for Apollo Management and its designees prior to the closing of the Acquisition, (ii) provisions related to the conduct of Issuer's business and publicity concerning the transactions contemplated by the letter of intent, (iii) a reaffirmation of the exclusivity period with respect to negotiations for the purchase of Issuer, and (iv) a termination fee of $5.75 million payable to Apollo Management if, under certain circumstances, the Definitive Agreement is not executed or delivered and the Issuer is subsequently purchased for a price per share equal to or greater than $12.

          The transactions contemplated in the Definitive Agreement will result in the Common Stock ceasing to be quoted on the Nasdaq Stock Market and becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act.

          The foregoing description of the Letter of Intent is qualified in its entirety by reference to the text of such letter, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

(a) and

                               Page 9 of 15 Pages

(b)       Pursuant to the Support Agreements (as defined and described in Item
          6), the Reporting Entities have the shared power to vote, or to direct the vote of, and to dispose, or direct the disposition, of an aggregate of 3,166,259 shares of Common Stock, and pursuant to the Option Agreement, the Reporting Entities have the shared power to dispose, or direct the disposition, of 600,000 shares of Common Stock, which in the aggregate represents approximately 42.9% of the issued and outstanding shares of Common Stock. The Stockholder Agreements will apply to any shares of Common Stock that may be acquired after the date of the agreement by the Principal Stockholders, including shares of Common Stock issuable upon exercise of options to purchase Common Stock. One of the Inside Stockholders (as defined in Item 6 below) agreed opened to use reasonable efforts to cause an additional 61,500 shares of Common Stock to be subject to Stockholder Agreement #1 (as defined in Item 6 below).

(c)       The responses set forth in Item 4 are incorporated herein.

(d) The Principal Stockholders shall have the right to receive, pro rata, based on their percentage ownership of the Shares subject to the Stockholder Agreements, dividends, if any, and the proceeds from any sale of the Common Stock to Palestra or, prior to exercise of Palestra's purchase option and subject to its approval, any third party. The identity of the Principal Stockholders is set forth in the Stockholder Agreements, copies of which are filed as exhibits to this
          Schedule 13D and incorporated herein by reference.

(e)       Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          The responses set forth in Item 4 and Item 5 are incorporated herein.

          Pursuant to Support Agreement #1 dated February 25, 1998 among Palestra, Apollo Management and certain stockholders of the Issuer (the "Inside Stockholders") and Support Agreement #2 dated February 25, 1998 among Palestra, Apollo Management and certain other stockholders of the Issuer (the "Alpine Stockholders") (collectively, the "Support Agreements"), each Inside Stockholder and Alpine Stockholder has agreed (and the Support Agreements include an irrevocable proxy provision for the benefit of Palestra with respect to the Shares owned by each such stockholder), (1) to vote all Shares owned by such persons at any meeting of the Issuer's stockholders or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Acquisition and the Definitive Agreement is sought, in favor of the Acquisition, the adoption by the Company of the Definitive Agreement and the approval of the other transactions contemplated by the Definitive Agreement and
          (2) to vote such Shares at any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which a stockholder's vote, consent or other approval is sought, against (x) any agreement or acquisition (other than the Definitive Agreement and the Acquisition), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation

                              Page 10 of 15 Pages
          or winding up of or by the Company and/or any Alternative Proposal (as defined in the Support Agreements), (y) any amendment of the Issuer's Certificate of Incorporation or by-laws or other proposal or transaction involving the Issuer or any Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Definitive Agreement, the Acquisition or any of the transactions contemplated by the Definitive Agreement.

          Each Inside Stockholder and Alpine Stockholder has also agreed, until the Acquisition is consummated or the Definitive Agreement is consummated in accordance with its terms, among other things, not to:
          (1) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares owned by such stockholder to any person; (2) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power of attorney or otherwise; (3) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

          In addition, the Support Agreements and the Option Agreement dated February 25, 1998 among Apollo Management, Palestra and Rollins Properties, Inc. (the "Option Agreement" and, collectively with the Support Agreements, the "Stockholder Agreements") requires each of the Principal Stockholders, under certain circumstances involving an Alternative Proposal, breach by the Issuer of the Letter of Intent or the Definitive Agreement, or failure to obtain stockholder approval for the Acquisition, to sell to Palestra, upon written notice, all of such stockholder's shares at a price per share equal to $12.00.

          With respect to the Inside Stockholders and Alpine Stockholders only, Palestra may also elect following an Alternative Proposal or an increase in the price offered by Palestra (a "Palestra Increase"), in lieu of purchasing any stockholder's shares, to receive an amount (the "Excess Consideration") from each such stockholder equal to one-half of the difference between $12.00 and the consideration received by such stockholder pursuant to any Alternative Proposal or Palestra Increase, as the case may be. Conversely, if Palestra purchases shares from the Inside Stockholders and Alpine Stockholders as contemplated by the Support Agreements and consummates the sale of such shares pursuant to an Alternative Proposal or Palestra Increase it will be obligated to pay the Excess Consideration to such stockholder.

          With respect to Rollins Properties, Inc. ("Rollins Properties"), in the event Palestra purchases Rollins Properties' Shares pursuant to the Option Agreement and subsequently consummates the sale of the Shares pursuant to an Alternative Proposal or Palestra Increase, Palestra will pay to Rollins Properties an amount per share equal to the difference between $12.00 and

                              Page 11 of 15 Pages
          the aggregate consideration received pursuant to the Alternative Proposal or Palestra Increase, as the case may be.

          The foregoing description of the Stockholder Agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT.
          -------------------------------

(a) Support Agreement #1 dated as of February 25, 1998, among Palestra, Apollo Management and the Inside Stockholders.

(b) Support Agreement #2 dated as of February 25, 1998 among Palestra, Apollo Management and the Alpine Stockholders.

(c) Option Agreement dated as of February 25, 1998 among Palestra, Apollo Management and Rollins Properties, Inc.

(d) Letter dated as of February 25, 1998, between Apollo Management and the Issuer.

                              Page 12 of 15 Pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, each of the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Palestra Acquisition Corp., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 6th day of March, 1998.


                                        PALESTRA ACQUISITION CORP.

                                        By: /s/ Michael D. Weiner
                                            ___________________________
                                        Name:  Michael D. Weiner
                                        Title:   Vice President


                                        APOLLO INVESTMENT FUND III, L.P.

                                        By:  Apollo Advisors II, L.P.,
                                           its General Partner

                                        By:  Apollo Capital Management II, Inc.,
                                           its General Partner

                                        By: /s/ Michael D. Weiner
                                           ___________________________
                                        Name:  Michael D. Weiner
                                        Title:   Vice President


                                        APOLLO OVERSEAS PARTNERS III, L.P.

                                        By:  Apollo Advisors II, L.P.,
                                           its General Partner

                                        By:  Apollo Capital Management II, Inc.,
                                           its General Partner

                                        By: /s/ Michael D. Weiner
                                            ___________________________
                                        Name:  Michael D. Weiner
                                        Title:   Vice President

                              Page 13 of 15 Pages

                                        APOLLO (U.K.) PARTNERS III, L.P.

                                        By:  Apollo Advisors II, L.P.,
                                           its General Partner

                                        By:  Apollo Capital Management II, Inc.,
                                           its General Partner

                                        By: /s/ Michael D. Weiner
                                            ___________________________
                                        Name:  Michael D. Weiner
                                        Title:   Vice President


                                        APOLLO ADVISORS II, L.P.

                                        By:  Apollo Capital Management II, Inc.,
                                           its General Partner

                                        By: /s/ Michael D. Weiner
                                            ___________________________
                                        Name:  Michael D. Weiner
                                        Title:   Vice President

                              Page 14 of 15 Pages

                                   SCHEDULE I

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Apollo Purchasers and certain related persons. Except as otherwise indicated in this
Schedule I or in the Schedule 13D in to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

          The directors of Apollo Capital are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

          Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally-employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following politicians: Mr. Larder, Managing Director, Mr. Gillooly, Deputy Managing Director, Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Apollo Administration. Leon D. Black is the beneficial owner of the stock of Apollo Administration.

          Joshua Harris is a director and president of Palestra. Mr. Harris has served as an officer of certain affiliates of Apollo Purchasers, having been associated with them since 1990. Mr. Harris is a director of Converse Inc., Florsheim Group Inc., NRT, Inc. and Alliance Imaging Inc.

          Michael D. Weiner is a director and vice president and secretary of Palestra. Mr. Weiner has been an officer of certain affiliates of Apollo Purchasers since 1992. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP. Mr. Weiner is a director of Converse Inc., Alliance Imaging, Inc., NRT, Inc., Continental Graphics Holdings, Inc. and Florsheim Group Inc.

                              Page 15 of 15 Pages

                                                                       EXHIBIT A

                                                                [EXECUTION FORM]


                              SUPPORT AGREEMENT #1



     SUPPORT AGREEMENT #1, dated as of February 25, 1998, among Apollo Management, L.P. ("Apollo"), Merger Co. (as defined below) and the persons listed on Schedule A hereto (each a "Stockholder", and, collectively, the "Stockholders").

     WHEREAS, Apollo and Matlack Systems, Inc., a Delaware corporation (the "Company") have, on the date hereof, entered into a letter of intent (the "LOI") with respect to the acquisition of the Company by Palestra Acquisition Corp., a Delaware corporation formed by Apollo ("Merger Co.");

     WHEREAS, subject to the terms and conditions of the LOI, Apollo, Merger Co. and the Company, propose to enter into an Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Co. with the Company (the "Merger");

     WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Common Stock, par value $1.00 per share, of the Company (the "Company Common Stock") set forth opposite such Stockholder's name on Schedule A hereto; such shares of the Company Common Stock, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of the Company Common Stock that may be acquired after the date hereof by such Stockholder, including shares of the Company Common Stock issuable upon the exercise of options to purchase the Company Common Stock (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares"; and

     WHEREAS, as a condition to their willingness to enter into the LOI and the Merger Agreement, Apollo and Merger Co. have requested that the Stockholders enter into this Agreement;

     NOW, THEREFORE, to induce Apollo and Merger Co. to enter into, and in consideration of it entering into, the LOI and the Merger Agreement (as applicable), and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

        1.  Purchase and Sale of Shares.
            ---------------------------

        (a)  Sale.  Each Stockholder hereby severally and not jointly agrees to
             ----
sell to Merger Co., upon written notice from Merger Co. (the "Notice"), all such Stockholder's Shares at a price per Share equal to $12.00; provided, that
                                                           --------
(i) one of the following shall have occurred: (A) a third party shall have made an Alternative Proposal (as defined in the LOI), (B) the Company materially breaches its obligations under the LOI or the

Merger Agreement or (C) the approval of the Merger by the Company's Stockholders shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated.


        (b)  Closing.  Subject to Section 1(a) hereof, the closing of the
             -------
purchase and sale of the Stockholder's Shares shall take place at the place, time and date for the closing of the purchase by Merger Co. specified in the Notice. At the closing, each Stockholder shall deliver certificates representing such Stockholder's Shares, in proper form for transfer, accompanied by stock powers duly executed in blank against delivery of $12.00 per Share. Such delivery shall vest in Merger Co., and each Stockholder will take any additional actions reasonably requested by Merger Co. to perfect in Merger Co., good and marketable title to the Shares, free and clear of any lien, encumbrance or voting agreement of any kind, other than as created by this Agreement.

        (c)  Excess Consideration.  (i)  Following an Alternative Proposal or
             --------------------
in the event the transactions contemplated by the Merger Agreement are consummated and the consideration per Share paid by Merger Co. is increased to in excess of $12.00 per Share (a "Merger Co. Increase"), Merger Co. may elect, by notice to the Stockholders, in lieu of purchasing such Stockholder's Shares, to receive from such Stockholder, and each Stockholder hereby agrees to pay to Merger Co. on demand, an amount equal to one-half of all Excess Consideration (determined in accordance with Section 1(c)(ii) below) of such Stockholder from the consummation of any Alternative Proposal for which a definitive agreement is entered into within the time periods contemplated by Section 8 below or pursuant to a Merger Co. Increase.

       (ii) For purposes of this Section 1(c), the "Excess Consideration" of any Stockholder from any Alternative Proposal or a Merger Co. Increase shall equal the sum of (A)(1) the aggregate consideration received by such Stockholder pursuant to such (x) Alternative Proposal or (y) Merger Co. Increase valuing any non-cash consideration (including any residual interest in the Company) at its fair market value on the date of such consummation plus (2) the fair market
                                                   ----
value (which shall not be less than the purchase price per share of Company Common Stock set forth in the Alternative Proposal or a Merger Co. Increase) of all Shares of such Stockholder disposed of after the termination of the LOI or the Merger Agreement and prior to the date of such consummation, less (B) the
                                                                 ----
product of (x) the number of Shares held by such Stockholder on the date of termination of the LOI or the Merger Agreement and (y) $12.00. An equivalent calculation shall be made with respect to any options sold and included as part of the calculation of Excess Consideration.

       (iii) For purposes of this Section 1(c), the fair market value of any non-cash consideration consisting of:


        (A) securities listed on a national securities exchange or traded on the New York Stock Exchange shall be equal to the average closing price per share of such security as reported on such exchange or New York Stock Exchange for the five trading days after the date of determination; and


        (B) consideration which is other than securities of the form specified in clause (A) of this Section 1(c)(iii) shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within 10 business days of the event requiring selection of such banking firm; provided, however, that if the parties are unable to agree within 10 business days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided further, that the fees and expenses of such investment banking firm shall be borne equally by Merger Co., on the one hand, and the Stockholders, on the other hand. The determination of the investment banking firm shall be binding upon the parties.

        (iv) Any payment of Excess Consideration under this Section 1(c) shall be paid by wire transfer of same day funds to an account designated by Merger Co. ("Wire Transfer"). If all or a portion of the consideration received for the Shares by the Stockholder is in the form of non-cash consideration, the Stockholder shall pay to Merger Co. the Excess Consideration on such portion by either, at the Stockholder's election, (i) transferring to Merger Co. Merger Co.'s pro rata share of such non-cash consideration (which transfer shall be made immediately following the determination of the value of such non-cash consideration) or (ii) selling such non-cash consideration (which sale shall be effected as soon as practicable and the allocable portion of the proceeds of which shall be paid to Merger Co. immediately following the settlement of such sale) and remitting the cash proceeds to Merger Co. by Wire Transfer.

        (v) In the event Merger Co. purchases the Stockholder's Shares as contemplated by Section 1(b) above and consummates the sale of such Shares pursuant to an Alternative Proposal or a Merger Co. Increase, then Merger Co. shall pay to the Stockholders pro rata, on demand, an amount equal to one half the Excess Consideration of Merger Co. from the consummation of the Alternative Proposal for which a definitive agreement is entered into within the time periods contemplated by Section 8 below or pursuant to a Merger Co. Increase. Excess Consideration shall be calculated and payment shall be made in the same manner (appropriately adjusted) as provided in paragraphs (ii), (iii) and (iv) immediately preceding (it being understood the election set forth in paragraph
(iv) preceding shall be at Merger Co.'s election).

        (d)  Dividends and Split-Ups.  In event of any change in the number of
             -----------------------
issued and outstanding Shares by reason of any stock dividend, split-up, recapitalization, merger, combination, conversion, exchange of shares, rights plan or other change in the corporate or capital structure of the Company which would have the effect of diluting the rights of Merger Co. hereunder or of reducing the aggregate Purchase Price (as defined in the LOI) payable with respect to the Shares hereunder, the number and kind of Shares subject to this Agreement and the Purchase Price shall be appropriately adjusted.

        2.  Representations and Warranties of the Stockholders.  Each
            --------------------------------------------------
Stockholder hereby, severally and not jointly, represents and warrants to Merger Co. as follows:

        (a)  Authority.  The Stockholder has all requisite power and authority
             ---------
to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Merger Co., constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for the expiration or termination of the waiting periods under the HSR Act and informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state, local, municipal or foreign or other government or subdivision, branch, department or agency thereof or any governmental or quasi-governmental authority of any nature, including any court or other tribunal, (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares.

        (b)  The Shares.  The Stockholder's Shares and the certificates
             ----------
representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and the Stockholder has good and marketable title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder. Except as set forth on Schedule B, the Stockholder owns of record or beneficially no shares of the Company Common Stock other than such Stockholder's Shares and shares of the Company Common Stock issuable upon the exercise of Company stock options, as set forth on Schedule A hereto.

        (c)  Brokers.  No broker, investment banker, financial advisor or other
             -------
person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder.

        (d)  Merger Agreement.  The Stockholder understands and acknowledges
             ----------------
that Merger Co. is entering into the LOI and the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

        3.  Representations and Warranties of Merger Co.  Merger Co. hereby
            -------------------------------------------
represents and warrants to the Stockholders as follows:


        (a)  Authority.  Merger Co. has the requisite corporate power and
             ---------
authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Merger Co. and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Co. This Agreement has been duly executed and delivered by Merger Co. and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes a valid and binding obligation of Merger Co. enforceable in accordance with its terms.


        (b)  Securities Act.  The Shares will be acquired in compliance with,
             --------------
and Merger Co. will not offer to sell or otherwise dispose of any Shares so acquired by it in violation of the registration requirements of the Securities Act of 1933, as amended.

        (c)  Financing.  Merger Co. has, or will have at the time that any
             ---------
payment is required to be made to any Stockholder hereunder, the funds necessary to make such payment to such Stockholder.

        4.  Covenants of the Stockholders.  Each Stockholder, severally and
            -----------------------------
not jointly, agrees as follows:

        (a) The Stockholder shall not, except as contemplated by the terms of this Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of the Shares to any person other than Merger Co. or Merger Co.'s designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

        (b) At any meeting of Stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Stockholder shall as requested by Merger Co. (including, without limitation, by cooperating with Merger Co. with respect to the irrevocable proxy granted to Merger Co. pursuant to Section 5 below), vote (or cause to be voted) such Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, such Stockholder shall as requested by Merger Co. as provided above vote (or cause to be voted) such Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Alternative Proposal (collectively, "Alternative Transactions") or
(ii) any amendment of the Company's Articles of Incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions").

        5.  Grant of Irrevocable Proxy Coupled with an Interest; Appointment of
            --------------------------------------------------------------------
Proxy.
-----

        (a) Each Stockholder hereby irrevocably grants to, and appoints, Joshua Harris, and any other individual who shall hereafter be designated by Merger Co., such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.

        (b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

        (c)  Each Stockholder hereby affirms that the proxy set forth in this
Section 6 is coupled with an interest and is irrevocable until such time as this Agreement terminates in accordance with its terms. Such Stockholder hereby further affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of
Section 212 of the Delaware General Corporation Law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 8.

        6.  Further Assurances.  Each Stockholder will, from time to time,
            ------------------
execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Merger Co. may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder's Shares as contemplated by Section 5. Merger Co. agrees to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement (including legal requirements of the HSR Act).


        7.  Assignment; Binding Effect.  Neither this Agreement nor any of the
            --------------------------
rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, each of Apollo and Merger Co. shall have the right to assign its rights, interests and obligations hereunder to Apollo Investment Fund III, Apollo Investment Fund IV (or any funds under direct or indirect common control) or MTL Inc. and any of their respective affiliates at its sole option and without the prior written consent of the other parties hereto; provided that no
                                                               --------
such assignment shall relieve Apollo of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        8.  Termination.  This Agreement, and all rights and obligations of the
            -----------
parties hereunder, shall terminate upon the date that is 10 business days after the later of (i) the date which is (x) six months from the date hereof or (y)
    -----
if the Merger Agreement is executed nine months from the date of the Merger Agreement, (ii) the consummation of an Alternative Proposal as contemplated by
Section 1(c)(i) above if a definitive agreement is in place on or before the expiration of the time period contemplated by clause (i) immediately above and
(iii) the date on which all waiting periods under the HSR Act applicable to the purchase of Shares pursuant to Section 1 shall have expired or been terminated. Nothing in this Section 8 shall relieve any party from liability for willful breach of this Agreement. Notwithstanding the foregoing, if Merger Co. shall purchases Shares pursuant to Section 1 hereof, Sections 2,3 and 7-11 shall survive any termination of this Agreement.

        9.   General Provisions.
             ------------------

        (a)  Payments.  All payments required to be made to any party to this
             --------
Agreement shall be made by Wire Transfer to an account designated by such party at least one trading day prior to such payment.

        (b)  Expenses.  Subject to the terms of the Merger Agreement, all costs
             --------
and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

        (c)  Amendments.  This Agreement may not be amended except by an
             ----------
instrument in writing signed by each of the parties hereto.


        (d)  Notice.  All notices and other communications hereunder shall be
             ------
in writing and shall be deemed given upon receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):


(i) if to Merger Co., to

Joshua Harris
c/o Apollo Management, L.P.
1301 Avenue of the Americas
New York, New York  10019
Facsimile:  (212) 261-4102

with a copy to:

Morton A. Pierce, Esq.
Douglas L. Getter, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York  10019
Facsimile:  (212) 259-6333

and

(ii) if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy to:

Michael B. Kinnard, Esq.
Vice President, General Counsel and Secretary
Matlack Systems, Inc.
2000 Concord Pike
Wilmington, DE 19803
Facsimile:  (302) 426-3555

        (e)  Interpretation.  When a reference is made in this Agreement to a
             --------------
Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

        (f)  Counterparts.  This Agreement may be executed in two or more
             ------------
counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.


        (g)  Entire Agreement; No Third-Party Beneficiaries.  This Agreement
             ----------------------------------------------
(including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.


        (h)  Governing Law.  This Agreement shall be governed and construed in
             -------------
accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.


        (i)  Publicity.  Except as otherwise required by law, court process or
             ---------
the rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, neither any Stockholder nor Merger Co. shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld.


        10.   Stockholder Capacity.  No person executing this Agreement who is
              --------------------
or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Shares and nothing herein shall limit or affect any actions taken by a Stockholder in its capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.


        11.   Enforcement.  The parties agree that irreparable damage would
              -----------
occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States. This being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

        12.   Apollo Agreements.
              -----------------

        (a)  Further Action.  Apollo, on behalf of Merger Co., covenants and
             --------------
agrees for the benefit of the Stockholders that, in the event the Merger Agreement is executed, it shall use reasonable efforts, subject to the fulfillment of each of the conditions of performance set forth therein, to perform such acts and execute such documents as may be reasonably required to effect the Merger. Further in the event the Merger Agreement is consummated, the parties acknowledge that the Shareholders will be entitled to the consideration payable thereunder.

        (b)  Guarantee.  Apollo, on behalf of certain investment Funds under
             ---------
management, hereby guaranties the obligations created by the covenants of Merger Co. set forth in Sections 1(c)(v) and 3(c) above, it being understood that any such guaranties and relating obligations shall be non-recourse to the partners, whether past, present or future, of Apollo and/or its investment funds under management.

       IN WITNESS WHEREOF, each of Apollo and Merger Co. has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder (or the appropriate officer of a Stockholder) has signed this Agreement, all as of the date first written above.



                                                APOLLO MANAGEMENT, L.P.

                                                By: /s/ Joshua Harris
                                                   -----------------------------
                                                   Joshua Harris
                                                   Title:


                                                PALESTRA ACQUISITION CORP.

                                                By: /s/ Joshua Harris
                                                   -----------------------------
                                                   Joshua Harris
                                                   President


                                                STOCKHOLDERS:

                                                /s/ John W. Rollins, Sr.
                                                --------------------------------
                                                John W. Rollins, Sr.

                                                /s/ John W. Rollins, Sr.
                                                --------------------------------
                                                John W. Rollins, Jr.

                                                /s/ Henry B. Tippie
                                                --------------------------------
                                                Henry B. Tippie

                                                                      SCHEDULE A

                                Number of shares of the     Number of options to purchase
Stockholder and Address          Company Common Stock         the Company Common Stock
----------------------------  ---------------------------  -------------------------------

John W. Rollins, Sr.                  1,003,684                           -0-
The Rollins Plaza
Wilmington, DE 19803

John W. Rollins, Jr.                  119,825*                            -0-
The Rollins Plaza
Wilmington, DE 19803

Henry B. Tippie                       300,000                             -0-
The Rollins Plaza
Wilmington, DE 19803

----------------------------------------
 * Mr. Rollins, Jr. will use reasonably efforts to cause an additional 61,500 shares of Company Common Stock to be subject to this Agreement as promptly as practical after the date hereof.

                                                                       EXHIBIT B

                                                                [EXECUTION FORM]


                              SUPPORT AGREEMENT #2



     SUPPORT AGREEMENT #2, dated as of February 25, 1998, among Apollo Management, L.P. ("Apollo"), Merger Co. (as defined below) and the persons listed on Schedule A hereto (each a "Stockholder", and, collectively, the "Stockholders").

     WHEREAS, Apollo and Matlack Systems, Inc., a Delaware corporation (the "Company") have, on the date hereof, entered into a letter of intent (the "LOI") with respect to the acquisition of the Company by Palestra Acquisition Corp., a Delaware corporation formed by Apollo ("Merger Co.");

     WHEREAS, subject to the terms and conditions of the LOI, Apollo, Merger Co. and the Company, propose to enter into an Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Co. with the Company (the "Merger");


     WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Common Stock, par value $1.00 per share, of the Company (the "Company Common Stock") set forth opposite such Stockholder's name on Schedule A hereto; such shares of the Company Common Stock, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of the Company Common Stock that may be acquired after the date hereof by such Stockholder, including shares of the Company Common Stock issuable upon the exercise of options to purchase the Company Common Stock (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares"; and


     WHEREAS, as a condition to their willingness to enter into the LOI and the Merger Agreement, Apollo and Merger Co. have requested that the Stockholders enter into this Agreement;

     NOW, THEREFORE, to induce Apollo and Merger Co. to enter into, and in consideration of it entering into, the LOI and the Merger Agreement (as applicable), and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

        1.  Purchase and Sale of Shares.
            ---------------------------


        (a)  Sale.  Each Stockholder hereby severally and not jointly agrees
             ----
to sell to Merger Co., upon written notice from Merger Co. (the "Notice"), all such Stockholder's Shares at a price per Share equal to $12.00 provided, that
                                                               --------
(i) one of the following shall have occurred: (A) a third party shall have made an Alternative Proposal (as defined in the LOI), (B) the Company materially breaches its obligations under the LOI or the Merger Agreement or (C) the approval of the Merger by the Company's Stockholders shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated.


        (b)  Closing.  Subject to Section 1(a) hereof, the closing of the
             -------
purchase and sale of the Stockholder's Shares shall take place at the place, time and date for the closing of the purchase by Merger Co. specified in the Notice. At the closing, each Stockholder shall deliver certificates representing such Stockholder's Shares, in proper form for transfer, accompanied by stock powers duly executed in blank against delivery of $12.00 per Share. Such delivery shall vest in Merger Co., and each Stockholder will take any additional actions reasonably requested by Merger Co. to perfect in Merger Co., good title to the Shares, free and clear of any lien, encumbrance or voting agreement of any kind, other than as may be created by this Agreement.


       Excess Consideration.  (i)  Following an Alternative Proposal or in the
       --------------------
event the transactions contemplated by the Merger Agreement are consummated and the consideration per Share paid by Merger Co. is increased to in excess of $12.00 per Share (a "Merger Co. Increase"), Merger Co. may elect, by notice to the Stockholders, in lieu of purchasing such Stockholder's Shares, to receive from such Stockholder, and each Stockholder hereby agrees to pay to Merger Co. on demand, an amount equal to one-half of all Excess Consideration (determined in accordance with Section 1(c)(ii) below) of such Stockholder from the consummation of any Alternative Proposal for which a definitive agreement is entered into within the time periods contemplated by Section 8 below or pursuant to a Merger Co. Increase.


       (ii) For purposes of this Section 1(c), the "Excess Consideration" of any Stockholder from any Alternative Proposal or a Merger Co. Increase shall equal the sum of (A)(1) the aggregate consideration received by such Stockholder pursuant to (x) such Alternative Proposal or (y) such Merger Co. Increase, valuing any non-cash consideration (including any residual interest in the Company) at its fair market value on the date of such consummation plus (2) the
                                                                   ----
fair market value (which shall not be less than the purchase price per share of Company Common Stock set forth in the Alternative Proposal or a Merger Co. Increase) of all Shares of such Stockholder disposed of after the termination of the LOI or the Merger Agreement and prior to the date of such consummation, less
                                                                            ----
(B) the product of (x) the number of Shares held by such Stockholder on the date of termination of the LOI or the Merger Agreement and (y) $12.00. An equivalent calculation shall be made with respect to any options sold and included as part of the calculation of Excess Consideration.


       (iii) For purposes of this Section 1(c), the fair market value of any non-cash consideration consisting of:


        (A) securities listed on a national securities exchange or traded on the New York Stock Exchange shall be equal to the average closing price per share of such security as reported on such exchange or New York Stock Exchange for the five trading days after the date of determination; and


        (B) consideration which is other than securities of the form specified in clause (A) of this Section 1(c)(iii) shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within 10 business days of the event requiring selection of such banking firm; provided, however, that if the parties are unable to agree within 10 business days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided further, that the fees and expenses of such investment banking firm shall be borne equally by Merger Co., on the one hand, and the Stockholders, on the other hand. The determination of the investment banking firm shall be binding upon the parties.


     (iv) Any payment of Excess Consideration under this Section 1(c) shall be paid by wire transfer of same day funds to an account designated by Merger Co. ("Wire Transfer"). If all or a portion of the consideration received for the Shares by the Stockholder is in the form of non-cash consideration, the Stockholder shall pay to Merger Co. the Excess Consideration on such portion by either, at the Stockholder's election, (i) transferring to Merger Co. Merger Co.'s pro rata share of such non-cash consideration (which transfer shall be made immediately following the determination of the value of such non-cash consideration) or (ii) selling such non-cash consideration (which sale shall be effected as soon as practicable and the allocable portion of the proceeds of which shall be paid to Merger Co. immediately following the settlement of such sale) and remitting the cash proceeds to Merger Co. by Wire Transfer.

      (v) In the event Merger Co. purchases the Stockholder's Shares as contemplated by Section 1(b) above and consummates the sale of such Shares pursuant to an Alternative Proposal or a Merger Co. Increase, then Merger Co. shall pay to the Stockholders pro rata, on demand, an amount equal to one half the Excess Consideration of Merger Co. from the consummation of the Alternative Proposal for which a definitive agreement is entered into within the time periods contemplated by Section 8 below or pursuant to a Merger Co. Increase. Excess Consideration shall be calculated and payment shall be made in the same manner (appropriately adjusted) as provided in paragraphs (ii), (iii) and (iv) immediately preceding (it being understood the election set forth in paragraph
(iv) preceding shall be at Merger Co.'s election).

        (d)  Dividends and Split-Ups.  In event of any change in the number of
             -----------------------
issued and outstanding Shares by reason of any stock dividend, split-up, recapitalization, merger, combination, conversion, exchange of shares, rights plan or other change in the corporate or capital structure of the Company which would have the effect of diluting the rights of Merger Co. hereunder or of reducing the aggregate Purchase Price (as defined in the LOI) payable with respect to the Shares hereunder, the number and kind of Shares subject to this Agreement and the Purchase Price shall be appropriately adjusted.

        2.  Representations and Warranties of the Stockholders.  Each
            --------------------------------------------------
Stockholder hereby, severally and not jointly, represents and warrants to Merger Co. as follows:


        (a)  Authority.  The Stockholder has all requisite power and authority
             ---------
to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Merger Co., constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for the expiration or termination of the waiting periods under the HSR Act and informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state, local, municipal or foreign or other government or subdivision, branch, department or agency thereof or any governmental or quasi-governmental authority of any nature, including any court or other tribunal, (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares.


        (b)  The Shares.  The Stockholder's Shares and the certificates
             ----------
representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and the Stockholder has good title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder. Except as set forth on Schedule B, the Stockholder owns of record or beneficially no shares of the Company Common Stock other than such Stockholder's Shares and shares of the Company Common Stock issuable upon the exercise of Company stock options, as set forth on Schedule A hereto.


        (c)  Brokers.  No broker, investment banker, financial advisor or
             -------
other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder.

        (d)  Merger Agreement.  The Stockholder understands and acknowledges
             ----------------
that Merger Co. is entering into the LOI and the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.


        3.  Representations and Warranties of Merger Co.  Merger Co. hereby
            -------------------------------------------
and warrants to the Stockholders as follows:


        (a)  Authority.  Merger Co. has the requisite corporate power and
             ---------
authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Merger Co. and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Co. This Agreement has been duly executed and delivered by Merger Co. and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes a valid and binding obligation of Merger Co. enforceable in accordance with its terms.


        (b)  Securities Act.  The Shares will be acquired in compliance with,
             --------------
and Merger Co. will not offer to sell or otherwise dispose of any Shares so acquired by it in violation of the registration requirements of the Securities Act of 1933, as amended.


        (c)  Financing.  Merger Co. has, or will have at the time that any
             ---------
payment is required to be made to any Stockholder hereunder, the funds necessary to make such payment to such Stockholder.


        4.  Covenants of the Stockholders.  Each Stockholder, severally and
            -----------------------------
not jointly, agrees as follows:


        (a) The Stockholder shall not, except as contemplated by the terms of this Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of the Shares to any person other than Merger Co. or Merger Co.'s designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.


        (b) At any meeting of Stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Stockholder shall as requested by Merger Co. (including, without limitation, by cooperating with Merger Co. with respect to the irrevocable proxy granted to Merger Co. pursuant to Section 5 below), vote (or cause to be voted) such Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, such Stockholder shall as requested by Merger Co. as provided above vote (or cause to be voted) such Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Alternative Proposal (collectively, "Alternative Transactions") or
(ii) any amendment of the Company's Articles of Incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions").


        5.  Grant of Irrevocable Proxy Coupled with an Interest; Appointment
            ----------------------------------------------------------------
of Proxy.
--------

        (a) Each Stockholder hereby irrevocably grants to, and appoints, Joshua Harris, and any other individual who shall hereafter be designated by Merger Co., such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.


        (b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.


        (c)  Each Stockholder hereby affirms that the proxy set forth in this
Section 6 is coupled with an interest and is irrevocable until such time as this Agreement terminates in accordance with its terms. Such Stockholder hereby further affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of
Section 212 of the Delaware General Corporation Law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 8.


        6.  Further Assurances.  Each Stockholder will, from time to time,
            ------------------
execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Merger Co. may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder's Shares as contemplated by Section 5. Merger Co. agrees to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement (including legal requirements of the HSR Act).


        7.  Assignment; Binding Effect.  Neither this Agreement nor any of the
            --------------------------
rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, each of Apollo and Merger Co. shall have the right to assign its rights, interests and obligations hereunder to Apollo Investment Fund III, Apollo Investment Fund IV (or any funds under direct or indirect common control) or MTL Inc. and any of their respective affiliates at its sole option and without the prior written consent of the other parties hereto; provided that no
                                                               --------
such assignment shall relieve Apollo of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.


        8.  Termination.  This Agreement, and all rights and obligations of the
            -----------
parties hereunder, shall terminate 120 days from the date hereof except with respect to an Alternative Proposal as to which a definitive agreement is entered into during such period, in which case the rights and the obligations of the Stockholders and Merger Co. shall expire one year from the termination of the LOI or the Merger Agreement. Nothing in this Section 8 shall relieve any party from liability for willful breach of this Agreement. Notwithstanding the foregoing, if Merger Co. shall purchases Shares pursuant to Section 1 hereof, Sections 2,3 and 7-11 shall survive any termination of this Agreement.

        9.   General Provisions.
             ------------------

        (a)  Payments.  All payments required to be made to any party to this
             --------
Agreement shall be made by Wire Transfer to an account designated by such party at least one trading day prior to such payment.


        (b)  Expenses.  Subject to the terms of the Merger Agreement, all costs
             --------
and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.


        (c)  Amendments.  This Agreement may not be amended except by an
             ----------
instrument in writing signed by each of the parties hereto.

        (d)  Notice.  All notices and other communications hereunder shall be
             ------
in writing and shall be deemed given upon receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):


(i) if to Merger Co., to:

Joshua Harris
c/o Apollo Management, L.P.
1301 Avenue of the Americas
New York, New York  10019
Facsimile:  (212) 261-4102

with a copy to:

Morton A. Pierce, Esq.
Douglas L. Getter, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York  10019
Facsimile:  (212) 259-6333

and

(ii) if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy to:

Kevin G. Levy, Esq.
201 Main Street, Suite 3100
Ft. Worth, TX 76107
Facsimile:  (817) 878-9285

        (e)  Interpretation.  When a reference is made in this Agreement to a
             --------------
Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".


        (f)  Counterparts.  This Agreement may be executed in two or more
             ------------
counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        (g)  Entire Agreement; No Third-Party Beneficiaries.  This Agreement
             ----------------------------------------------
(including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.


        (h)  Governing Law.  This Agreement shall be governed and construed in
             -------------
accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.


        (i)  Publicity.  Except as otherwise required by law, including, without
             ---------
limitation, informational filings pursuant to the Securities and Exchange Act of 1934, as amended, court process or the rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, neither any Stockholder nor Merger Co. shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld.


        10.   Stockholder Capacity.  No person executing this Agreement who is
              --------------------
or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Shares and nothing herein shall limit or affect any actions taken by a Stockholder in its capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.


        11.   Enforcement.  The parties agree that irreparable damage would
              -----------
occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States. This being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

        12.      Apollo Agreements.
                 -----------------

        (a)  Further Action.  Apollo, on behalf of Merger Co., covenants and
             --------------
agrees for the benefit of the Stockholders that, in the event the Merger Agreement is executed, it shall use reasonable efforts, subject to the fulfillment of each of the conditions of performance set forth therein, to perform such acts and execute such documents as may be reasonably required to effect the Merger. Further in the event the Merger Agreement is consummated, the parties acknowledge that the Shareholders will be entitled to the consideration payable thereunder.

        (b)  Guarantee.  Apollo, on behalf of certain investment funds under
             ---------
management, hereby guaranties the obligations created by the covenants of Merger Co. set forth in Sections 1(c)(v) and 3(c) above, it being understood that any such guaranties and related obligations shall be non-recourse to the partners, whether past, present or future, of Apollo and/or its investment funds under management.

       IN WITNESS WHEREOF, each of Apollo and Merger Co. has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder (or the appropriate officer of a Stockholder) has signed this Agreement, all as of the date first written above.


                                                APOLLO MANAGEMENT, L.P.


                                                By: /s/ Joshua Harris
                                                   -----------------------------
                                                   Joshua Harris
                                                   Title:



                                                PALESTRA ACQUISITION CORP.


                                                By: /s/ Joshua Harris
                                                   -----------------------------
                                                   Joshua Harris
                                                   President


                                                ALPINE CAPITAL, L.P.
                                                By:  Algenpat, Inc.,
                                                General Partner


                                                By: /s/ J. Taylor Crandall
                                                   -----------------------------
                                                J. Taylor Crandall
                                                President


                                                THE ANNE T. AND ROBERT M.
                                                     BASS FOUNDATION


                                                By: /s/ Robert M. Bass
                                                   -----------------------------
                                                   Robert M. Bass
                                                   Vice President

                                                                      SCHEDULE A

                                Number of shares of the     Number of options to purchase
  Stockholder and Address        Company Common Stock         the Company Common Stock
----------------------------  ---------------------------  -------------------------------

Alpine Capital, L.P.                   1,573,794                          -0-
201 Main Street
Suite 3100
Fort Worth, TX 76202

The Anne T. and Robert M.              168,956                            -0-
 Bass Foundation
201 Main Street
Suite 3100
Ft. Worth, TX 76102

                                                                [EXECUTION FORM]


                                OPTION AGREEMENT



     OPTION AGREEMENT, dated as of February 25, 1998, among Apollo Management, L.P. ("Apollo"), Merger Co. (as defined below) and Rollins Properties, Inc. ("Stockholder").

     WHEREAS, Apollo and Matlack Systems, Inc., a Delaware corporation (the "Company") have, on the date hereof, entered into a letter of intent (the "LOI") with respect to the acquisition of the Company by Palestra Acquisition Corp., a Delaware corporation formed by Apollo ("Merger Co.");

     WHEREAS, Apollo, Merger Co. and the Company, propose to enter into an Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Co. with the Company (the "Merger");


     WHEREAS, Stockholder is the record and beneficial owner of the number of shares of Common Stock, par value $1.00 per share, of the Company (the "Company Common Stock") set forth below such Stockholder's name on the signature page hereto; such shares of the Company Common Stock, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of the Company Common Stock that may be acquired after the date hereof by such Stockholder, including shares of the Company Common Stock issuable upon the exercise of options to purchase the Company Common Stock (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares"; and


     WHEREAS, as a condition to their willingness to enter into the LOI and the Merger Agreement, Apollo and Merger Co. have requested that the Stockholder enter into this Agreement;

     NOW, THEREFORE, to induce Apollo and Merger Co. to enter into, and in consideration of it entering into, the LOI and the Merger Agreement (as applicable), and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

     1.  Purchase and Sale of Shares.
         ---------------------------

    (a) Sale. The Stockholder hereby agrees to sell to Merger Co., upon written
        ----
notice from Merger Co. (the "Notice"), all such Stockholder's Shares at a price per Share equal to $12.00; provided, that (i) one of the following shall
                           --------
have occurred (A) a third party shall have made an Alternative Proposal (as defined in the LOI), (B) the Company materially breaches its obligations under the LOI or the Merger Agreement or (C) The approval of the Merger by the Company's stockholders shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof and
(ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated.

    (b)  Closing. Subject to Section 1(a) hereof, the closing of the purchase
         -------
and sale of the Stockholder's Shares shall take place at the place, time and date for the closing of the purchase by Merger Co. specified in the Notice. At the closing, Stockholder shall deliver certificates representing such Stockholder's Shares, in proper form for transfer, accompanied by stock powers duly executed in blank against delivery of the Purchase Price of $12.00 per share. Such delivery shall vest in Merger Co., and Stockholder will take any additional actions reasonably requested by Merger Co. to perfect in Merger Co., good and marketable title to the Shares, free and clear of any lien, encumbrance or voting agreement of any kind other than as may be created by this Agreement.

    (c)  Subsequent Sale. (i) In the event Merger Co. purchases the
         ---------------
Stockholder's Shares as contemplated by Section 1(b) above and subsequently consummates the sale of such Shares pursuant to (i) an Alternative Proposal or
(ii) the Merger Agreement, in the event the transactions contemplated by the Merger Agreement are consummated and the consideration per Share paid by Merger Co. is increased to in excess of $12.00 per Share (a "Merger Co. Increase"), then Merger Co. agrees to pay to Stockholder, on demand, an amount equal to all Excess Consideration (determined in accordance with paragraphs (ii) and (iii) below) of Merger Co. from the consummation of any Alternative Proposal for which a definitive agreement is entered into within the time periods contemplated by
Section 7 below or a Merger Co. Increase.

    (ii) For purposes of this Section 1(c), the "Excess Consideration" of any Stockholder from any Alternative Proposal or Merger Co. Increase shall equal the sum of (A)(1) the aggregate consideration received by such Stockholder pursuant to such (x) Alternative Proposal or (y) Merger Co. Increase, valuing any non-cash consideration (including any residual interest in the Company) at its fair market value on the date of such consummation plus (2) the fair market value
                                              ----
(which shall not be less than the purchase price per share of Company Common Stock set forth in the Alternative Proposal or a Merger Co. Increase) of all Shares of such Stockholder disposed of after the termination of the LOI or the Merger Agreement and prior to the date of such consummation, less (B) the
                                                             ----
product of (x) the number of Shares held by such Stockholder on the date of termination of the LOI or the Merger Agreement and (y) $12.00. An equivalent calculation shall be made with respect to any options sold and included as part of the calculation of Excess Consideration.


    (iii) For purposes of this Section 1(c), the fair market value of any non-cash consideration consisting of:


    (A) securities listed on a national securities exchange or traded on the New York Stock Exchange shall be equal to the average closing price per share of such security as reported on such exchange or New York Stock Exchange for the five trading days after the date of determination; and


    (B) consideration which is other than securities of the form specified in clause (A) of this Section 1(c)(iii) shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within 10 business days of the event requiring selection of such banking firm; provided, however, that if the parties are unable to agree within 10 business days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided further, that the fees and expenses of such investment banking firm shall be borne equally by Merger Co., on the one hand, and the Stockholder, on the other hand. The determination of the investment banking firm shall be binding upon the parties.

    (d)  Dividends and Split-Ups. In event of any change in the number of issued
         -----------------------
and outstanding Shares by reason of any stock dividend, split-up, recapitalization, merger, combination, conversion, exchange of shares, rights plan or other change in the corporate or capital structure of the Company which would have the effect of diluting the rights of Merger Co. hereunder or of reducing the aggregate Purchase Price (as defined in the LOI) payable with respect to the Shares hereunder, the number and kind of Shares subject to this Agreement and the Purchase Price shall be appropriately adjusted.

     2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Merger Co. as follows:


    (a)  Authority.  The Stockholder has all requisite power and authority to
         ---------
execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Merger Co., constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for the expiration or termination of the waiting periods under the HSR Act and informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state, local or municipal foreign or other government or subdivision, branch, department or agency thereof or any governmental or quasi-governmental authority of any nature, including any court or other tribunal, (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares.


    (b)  The Shares.  The Stockholder's Shares and the certificates representing
         ----------
such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and the Stockholder has good and marketable title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder. The Stockholder owns of record or beneficially no shares of the Company Common Stock other than such Stockholder's Shares, as set forth on the signature page of Stockholder hereto.


    (c)  Brokers. No broker, investment banker, financial advisor or other
         -------
person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder.


    (d)  Merger Agreement. The Stockholder understands and acknowledges that
         ----------------
Merger Co. is entering into the LOI and the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.


     3.  Representations and Warranties of Merger Co. Merger Co. hereby
         -------------------------------------------
represents and warrants to the Stockholder as follows:


    (a)  Authority. Merger Co. has the requisite corporate power and authority
         ---------
to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Merger Co. and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Co. This Agreement has been duly executed and delivered by Merger Co. and, assuming this Agreement constitutes a valid and binding obligation of the Stockholder, constitutes a valid and binding obligation of Merger Co. enforceable in accordance with its terms.


    (b)  Securities Act. The Shares will be acquired in compliance with, and
         --------------
Merger Co. will not offer to sell or otherwise dispose of any Shares so acquired by it in violation of the registration requirements of the Securities Act of 1933, as amended.


    (c)  Financing. Merger Co. has, or will have at the time that any payment is
         ---------
required to be made to the Stockholder hereunder, the funds necessary to make such payment to the Stockholder.

     4.  Covenants of the Stockholder. Unless and until the occurrence of a
         ----------------------------
public announcement of an Alternative Proposal or a Merger Co. Increase in which case the covenants set forth in this Section 4 shall terminate, the Stockholder agrees as follows:


    (a) The Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of the Shares to any person other than Merger Co. or Merger Co.'s designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.


    (b) At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder shall, including by initiating a written consent solicitation if requested by Merger Co., vote (or cause to be voted) the Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Alternative Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's Articles of Incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions").


     5.  Further Assurances. The Stockholder will, from time to time, execute
         ------------------
and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Merger Co. may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote the Stockholder's Shares as contemplated by Section 4. Merger Co. agrees to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement (including legal requirements of the HSR Act).

     6.  Assignment; Binding Effect. Neither this Agreement nor any of the
         --------------------------
rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, each of Apollo and Merger Co. shall have the right to assign its rights, interests and obligations hereunder to Apollo Investment Fund III, Apollo Investment Fund IV (or any funds under direct or indirect common control) or MTL Inc. and any of their respective affiliates at its sole option and without the prior written consent of the other parties hereto; provided that no such assignment
                                     --------
shall relieve Apollo of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.


     7.  Termination. This Agreement, and all rights and obligations of the
         -----------
parties hereunder, shall terminate upon the date that is 10 business days after the later of (i) the date which is (x) six months from the date hereof or (y) if
    -----
the Merger Agreement is executed, nine months from the date of the Merger Agreement, (ii) the consummation of an Alternative Proposal as contemplated by
Section 1(c)(i) above if a definitive agreement is in place on or before the expiration of the time period contemplated by clause (i) immediately above and
(iii) the date on which all waiting periods under the HSR Act applicable to the purchase of Shares pursuant to Section 1 shall have expired or been terminated. Nothing in this Section 7 shall relieve any party from liability for willful breach of this Agreement. Notwithstanding the foregoing, if Merger Co. shall purchases Shares pursuant to Section 1 hereof, Sections 2, 3 and 6-10 shall survive any termination of this Agreement.

     8.  General Provisions.
         ------------------

    (a)  Payments. All payments required to be made to any party to this
         --------
Agreement shall be made by Wire Transfer to an account designated by such party at least one trading day prior to such payment.


    (b)  Expenses.  Subject to the terms of the Merger Agreement, all costs and
         --------
expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.


    (c)  Amendments. This Agreement may not be amended except by an instrument
         ----------
in writing signed by each of the parties hereto.


    (d)  Notice. All notices and other communications hereunder shall be in
         ------
writing and shall be deemed given upon receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to Merger Co., to

Joshua Harris
c/o Apollo Management, L.P.
1301 Avenue of the Americas
New York, New York  10019
Facsimile:  (212) 261-4102

with a copy to:

Morton A. Pierce, Esq.
Douglas L. Getter, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York  10019
Facsimile:  (212) 259-6333

and

(ii) if to the Stockholder, to the address set forth under the name of the Stockholder on the signature page hereto.

with a copy to:

Michael B. Kinnard, Esq.
Vice President, General Counsel and Secretary
Rollins Truck Leasing, Inc.
2200 Concord Pike
Wilmington, DE 19803
Facsimile:  (302) 426-3555

    (e)  Interpretation. When a reference is made in this Agreement to a
         --------------
Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".


    (f)  Counterparts. This Agreement may be executed in two or more
         ------------
counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.


    (g)  Entire Agreement; No Third-Party Beneficiaries. This Agreement
         ----------------------------------------------
(including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.


    (h)  Governing Law.  This Agreement shall be governed and construed in
         -------------
accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.


    (i)  Publicity. Except as otherwise required by law, court process or the
         ---------
rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, neither the Stockholder nor Merger Co. shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld; provided, that in any case, the Stockholder will not use the
          --------
name of Apollo or any affiliate thereof without Apollo's written permission and will discuss the term and contents of any such release with Apollo prior to dissemination.


     9.   Stockholder Capacity. No person executing this Agreement who is or
          --------------------
becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. The Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, the Stockholder's Shares and nothing herein shall limit or affect any actions taken by the Stockholder in its capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.


     10.   Enforcement. The parties agree that irreparable damage would occur in
           -----------
the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States. This being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

     11.   Apollo Agreements.
           -----------------

    (a)  Further Action. Apollo, on behalf of Merger Co., covenants and agrees
         --------------
for the benefit of the Stockholders that, in the event the Merger Agreement is executed, it shall use reasonable efforts, subject to the fulfillment of each of the conditions of performance set forth therein, to perform such acts and execute such documents as may be reasonably required to effect the Merger. Further in the event the Merger Agreement is consummated, the parties acknowledge that the Shareholders will be entitled to the consideration payable thereunder.

    (b)  Guarantee. Apollo, on behalf of certain investment funds under
         ---------
management, hereby guaranties the obligations created by the covenants of Merger Co. set forth in Sections 1(c)(v) and 3(c) above, it being understood that any such guaranties and related obligations shall be non-recourse to the partners, whether past, present or future, of Apollo and/or its investment funds under management.

     IN WITNESS WHEREOF, each of Apollo and Merger Co. has caused this Agreement to be signed by its officer thereunto duly authorized and the appropriate officer of the Stockholder has signed this Agreement, all as of the date first written above.



                                                  APOLLO MANAGEMENT, L.P.

                                                  By: /s/ Joshua Harris
                                                     --------------------
                                                     Joshua Harris
                                                     Title:


                                               PALESTRA ACQUISITION CORP.

                                               By: /s/ Joshua Harris
                                                  -----------------------
                                                  Joshua Harris
                                                  President

                                                 ROLLINS PROPERTIES, INC.

                                                 By: /s/ Michael B. Kinnard
                                                    ---------------------
                                                 Name:  Michael B. Kinnard
                                                 Title: VP General Counsel

                                                 Address:
                                                         ----------------

                                           Number of shares of
                                           Company Common Stock:  600,000

                                                                       EXHIBIT D

                                                                [EXECUTION FORM]
                                                                ----------------


PERSONAL AND CONFIDENTIAL
-------------------------


                                          February 25, 1998


Matlack Systems, Inc.
2200 Concorde Pike
Wilmington, Delaware 19803

Attn:     John W. Rollins, Jr.
  Chairman of the Board

Dear Mr. Rollins:

  This letter (this "Letter") will confirm the offer (subject to the terms and conditions below) by Apollo Management L.P. ("Apollo") to Matlack Systems, Inc. ("Matlack" or the "Company") with respect to the proposed acquisition (the "Acquisition") by an entity to be formed by Apollo (the "Purchaser") of all of the issued and outstanding common stock (the "Stock") of Matlack. The Acquisition shall be made upon the following terms and subject to the following conditions:

  1.  Price and Structure of the Acquisition.  Subject to the terms and
      --------------------------------------
conditions set forth herein, the Acquisition will be structured as a public merger and on the Closing Date (as defined below), Purchaser shall purchase all of the outstanding Stock and each outstanding employee stock option. The purchase price (the "Purchase Price") shall be paid in cash and shall be $12 per share of Stock and $12 less the relevant exercise price per option.

  2.  Closing.  The closing of the Acquisition shall be held as soon as
      -------
practicable following the execution and delivery of a definitive merger agreement (the "Definitive Agreement"), at a time and place to be mutually agreed upon by Matlack and Apollo (the "Closing Date"). The parties agree to use all reasonable efforts and to work diligently and in good faith to execute and deliver the Definitive Agreement and to consummate the Acquisition as soon as practicable.

  3.  Definitive Agreement.  The obligations of the Purchaser and
      --------------------
Matlack are expressly subject to the negotiation and execution of the Definitive Agreement in form and substance satisfactory to each of Apollo, Matlack and their respective counsel. Such agreement shall contain representations, warranties, covenants (including a termination fee in the amount set forth in paragraph 12 below and a related expense reimbursement) and conditions which are customary in merger agreements of this type.

  4.  Conditions to Closing.  The consummation of the Acquisition shall
      ---------------------
be subject to and conditioned upon, among other things, the execution by Purchaser and Matlack of a mutually acceptable Definitive Agreement and the compliance with or satisfaction or waiver of the terms and conditions thereof on or before the Closing Date and completion to Apollo's satisfaction in its sole discretion of Apollo's due diligence investigation of the Company, as described further in paragraph 5 below.

  5.  Access to Facilities; Due Diligence.  Subject to the terms of the
      -----------------------------------
Definitive Agreement, from the date hereof until the Closing Date, Matlack shall, and shall cause management of Matlack to, afford Apollo and its attorneys, consultants, accountants and authorized representatives reasonable access, upon reasonable notice during normal business hours and at other reasonable times, to properties, books, contracts, commitments, records, personnel, lenders and advisors of Matlack in order to permit Apollo to conduct its due diligence investigation of Matlack. Such investigation shall include, among other things, the receipt of relevant financial information, the review of any relevant contractual obligations of Matlack, the conducting of discussions with Matlack's management, employees and customers (as reasonably agreed by Matlack), environmental review, review of all pension, health or retiree related liabilities and such other investigations as may be deemed necessary by Apollo.

  6.  Conduct of Business Pending Closing.   From the date hereof until
      -----------------------------------
the Closing Date, Matlack shall continue to operate the Company and its subsidiaries in the usual and ordinary course, shall refrain from any material capital expenditures or significant organizational or personnel changes with respect thereto and shall use its best efforts to preserve the goodwill of their respective customers, employees, independent contractors, suppliers, and others with whom Matlack and its subsidiaries have business relations.

  7.  Publicity.  Except as otherwise required by law, court process or
      ---------
the rules of the New York Stock Exchange, for so long as this Letter is in effect, no party hereto shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Letter without the consent of the other parties, which consent shall not be unreasonably withheld; provided, that, in any case, Matlack
                                            --------
will not use the name of Apollo or any affiliate thereof without Apollo's written permission and will discuss the term and contents of any such release with Apollo prior to dissemination.

  8.  Exclusivity.  The parties hereto confirm that the letter
      -----------
agreement, dated February 12, 1998 (the "February 12 Letter Agreement"), between Apollo and Matlack, attached hereto as Exhibit A, shall remain in full force and effect in accordance with its terms.

  9.  Brokerage Fees; Expenses.  Each of (i) Apollo and (ii) Matlack
      ------------------------
shall indemnify and hold the other harmless from any claim for brokerage or finders' fees arising out of the Acquisition contemplated hereby by any person claiming to have been engaged by the indemnifying party. Subject to the terms of the Definitive Agreement, each party hereto agrees to pay its own fees and expenses incurred in connection with this Letter.

  10.  No Binding Effect.  This Letter is only an expression of the
       -----------------
mutual intent of Apollo, the Purchaser and Matlack concerning certain aspects of the Acquisition and it is understood that all of the material terms of the Acquisition are not yet agreed upon and still must be agreed upon to the parties' mutual satisfaction. It is understood that except for paragraphs 7, 8 and 9, above and paragraphs 11, 12 and 13 below (which are intended to be legally binding on the parties hereto), this Letter is neither a binding contract between us nor an agreement to enter into a Definitive Agreement, and, except as aforesaid with respect to the paragraphs that are intended to be legally binding on the parties hereto, (i) the parties will be jointly bound only in accordance with the terms and conditions contained in the executed Definitive Agreement, and (ii) no liability or obligation of any nature is intended to be created by or among the parties hereto.

  11.  Expiration.  This Letter (other than the provisions of
       ----------
paragraphs 9 above and 12 below) shall expire upon the expiration of the February 12 Letter Agreement contemplated by paragraph 8 above unless extended as agreed by the parties hereto.

  12.  Termination Fee.  As further inducement to Apollo and Purchaser
       ---------------
to enter into this Letter, in the event a Definitive Agreement is not executed and delivered on or before the expiration date of this Letter (the "Expiration Date") and within six months of the Expiration Date (the "Tail Period") Matlack enters into a definitive agreement with a third party with respect to an Alternative Proposal (as defined below) with a purchase price per share of Stock equal to or greater than the Purchase Price, Matlack will immediately pay to Apollo by wire transfer a termination fee of $5.75 million; provided, that the
                                                            --------
Tail Period shall be (i) increased to one year in the event (A) an Alternative Proposal is publicly announced by a third party on or before the Expiration Date or (B) Matlack shall have violated the terms of the February 12 Letter Agreement or (ii) reduced to three months in the event a Definitive Agreement is not entered into as a result of Apollo having either (A) determined not to proceed with the Acquisition or (B) reduced the Purchase Price offered hereby. For the purposes of this Letter an "Alternative Proposal" shall mean any proposal or offer (including, without limitation, any proposal or offer to Matlack's stockholders) with respect to a merger, acquisition, consolidation, share exchange or similar transaction involving, or any purchase of all or any significant portion of the assets or any securities of , Matlack or any of its subsidiaries taken as a whole (it being understood Matlack will not divest itself of any significant subsidiary during the term of this Letter). Following the payment of the Termination Fee Matlack will have no further obligation to Apollo under this Letter and Apollo will have no further obligation to Matlack under this Letter.

  13.  Miscellaneous.  This Letter may be executed in counterparts,
       -------------
each of which shall be deemed to be an original but all or which shall constitute one and the same document. This Letter shall be governed by the laws of the State of Delaware without regard to conflicts of law principles thereof.

  14.  Support Agreements/Voting Agreement.  Simultaneously herewith
       -----------------------------------
Matlack and certain of its shareholders (the "Shareholders") are entering into a Support Agreement #1 and Support Agreement #2 with Apollo and the Purchaser (the "Support

Agreements") with respect to the voting and transfer of their shares of Stock and Apollo and Purchaser are entering into a Voting and Option Agreement with another Shareholder (the "Voting Agreement").

  15.  Board Approval; No Trigger of Pill.  The Board of Directors of
       ----------------------------------
the Company has duly and validly taken all necessary corporate action, so that by the execution and delivery hereof no restrictive provision of any "fair price," "moratorium," "control-share acquisition," "interested shareholders" or other similar anti-takeover statute or regulation (including, without limitation, Section 203 of the Delaware General Corporation Law) or restrictive provision of any applicable anti-takeover provision in the Articles of Incorporation or by-laws of the Company is, or at the closing of the transactions contemplated by Section 1 hereof will be, applicable to the Company, Apollo or the Purchaser, the Shares, the Merger or any other transaction contemplated by this Agreement, the Support Agreements or the Voting Agreement. The Company shall have taken all action necessary to render the Rights Agreement (the "Rights Agreement") by and between the Company and Registrar and Transfer Company, dated as of June 14, 1989 and the rights issued pursuant to the Rights Agreement inapplicable to the transactions contemplated hereby.

  16.  Stop Transfer.  The Company agrees with, and covenants to,
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Apollo and the Purchaser that the Company shall not register the transfer of any certificate representing any Shareholder's Stock unless such transfer is made in accordance with the terms of the Support Agreements and the Voting Agreement.

  If the foregoing proposal is acceptable to you, please indicate your agreement by executing and returning to us one fully executed copy of this Letter no later than 12:00 noon New York time, on February 25, 1998.

  We look forward to working with you.

                                          Very truly yours,

                                          APOLLO MANAGEMENT, L.P.,
                                          on behalf of itself and the Purchaser

                                          By: /s/ Josh Harris
                                             -----------------------------------
                                             Name:  Josh Harris
                                             Title: Vice President
Agreed to and accepted this
25th day of February, 1998

MATLACK SYSTEMS, INC.

By: /s/ John Rollins, Jr.
   -------------------------------------------
   Name:  John Rollins, Jr.
   Title: Chairman of the Board

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